Exhibit 99.1

Akari Therapeutics Strengthens Board with Two Senior Industry Appointments

January 23, 2018 NEW YORK and LONDON, Jan. 23, 2018 (GLOBE NEWSWIRE) -- Akari Therapeutics, Plc (NASDAQ:AKTX) (“Akari” or “the Company”), a biopharmaceutical company focused on the development and commercialization of innovative therapeutics to treat orphan autoimmune and inflammatory diseases, is pleased to announce the appointment of Michael Grissinger and Dr. Peter Feldschreiber to the Company’s Board of Directors with immediate effect. Mr. Grissinger spent 22 years at Johnson & Johnson, holding positions of Vice President and Head, Worldwide Pharmaceutical Licensing as well as Vice President and Head of Worldwide Pharmaceutical Corporate Development and M&A. He has led transactions and teams across a broad span of deal-types, geographies, and therapeutic disease areas. Mr. Grissinger brings to Akari Therapeutics extensive experience in business and corporate development, finance, marketing and strategic planning in the pharmaceutical industry. Prior to joining Johnson & Johnson, Mr. Grissinger spent 20 years in the healthcare industry with Ciba-Geigy and SmithKline Beckman.  Mr. Grissinger holds a B.S. in Chemistry from Juniata College and an M.B.A. from Temple University-Fox School of Business.

Dr. Feldschreiber is dually qualified as a physician and barrister with extensive experience both in the pharmaceutical industry and healthcare law.  He has over 20 years’ experience in the pharmaceutical industry including 10 years as European Medical Director at Proctor and Gamble Limited, and he has held appointments as Senior Medical Assessor and Special Litigation Coordinator to the Commission on Human Medicines, a U.K. government advisory body, as well as the Committee on Safety of Devices, Medicines, and Healthcare Products Regulatory Agency, part of the U.K.government’s Department of Health. Dr. Feldschreiber is General Editor of the Law and Regulation of Medicines (Oxford University Press). Dr. Feldschreiber holds a B.Sc. MB.BS from Kings College Hospital Medical School, University of London, is a Fellow of the Faculty of Pharmaceutical Medicine Royal College of Physicians and holds an LLB Hons. from Thames Valley University.

Ray Prudo, M.D., Executive Chairman of Akari Therapeutics, commented, “We are pleased to strengthen our board with two individuals that bring such a range and depth of healthcare industry experience. As Akari continues its mission to develop and commercialize treatments for orphan autoimmune and inflammatory diseases, we look forward to benefitting from Michael’s expertise as a successful business and corporate development leader and Peter’s insight as a medical doctor with experience both in the pharmaceutical industry and the legal and regulatory aspects of healthcare.

About Akari Therapeutics

Akari is a biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically the complement system, the eicosanoid system and the bioamine system for the treatment of rare and orphan diseases, in particular those where the complement system or leukotrienes or both complement and leukotrienes together play a primary role in disease progression. Akari's lead drug candidate Coversin is a C5 complement inhibitor currently being evaluated in paroxysmal nocturnal hemoglobinuria (PNH) and atypical hemolytic uremic syndrome (aHUS). In addition to its C5 inhibitory activity, Coversin independently and specifically inhibits leukotriene B4 (LTB4) activity. Akari intends to evaluate Coversin in two conditions, the skin and eye diseases bullous pemphigoid and atopic keratoconjunctivitis, where the dual action of Coversin on both C5 and LTB4 may be beneficial. Akari is also developing other tick derived proteins, including long acting versions.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, an inability or delay in obtaining required regulatory approvals for Coversin and any other product candidates, which may result in unexpected cost expenditures; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for Coversin and any other product candidates and unexpected costs that may result therefrom; failure to realize any value of Coversin and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for Coversin may not be as large as expected; risks associated with the putative shareholder class action and SEC requests for information; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; our inability to obtain additional capital on acceptable terms, or at all; unexpected cost increases and pricing pressures; uncertainties of cash flows and inability to meet working capital needs; and risks and other risk factors detailed in our public filings with the U.S. Securities and Exchange Commission, including our Annual Report on Form 20-F filed on March 31, 2017 and in our Report on Form 6-K filed with the SEC on October 17, 2017. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

For more information

Investor Contact:

Peter Vozzo
Westwicke Partners
(443) 213-0505
peter.vozzo@westwicke.com

Media Contact:

Mary-Jane Elliott / Sukaina Virji / Nicholas Brown
Consilium Strategic Communications
+44 (0)20 3709 5700
Akari@consilium-comms.com